
BLIND TIGER
SPIRIT free COCKTAILS
SIDECAR
A BALANCE OF SWEET AND SOUR, WITH NOTES OF ORANGE, LEMON BRANDY AND BITTERS
SOUTHSIDE
REFRESHING MINT AND LIME BLEND WITH HINTS OF JUNIPER
LAVENDER FRENCH 75
BRIGHT AND BUBBLY WITH NOTES OF LAVENDER, LEMON AND JUNIPER
WARD 8
SMOKY CITRUS DRINK WITH NOTES OF APPLE, ORANGE AND CHERRY
BEE'S KNEES
BRIGHT LEMON FLAVOR AND LIGHTLY SWEET WITH HINTS OF HONEY AND JUNIPER

BLIND TIGER, INC.

Sip the past. Savor the Present. All-natural, spirit-free cocktails inspired by the Roaring '20s.

blindtigerspiritfree.com Erie, PA

Notable Angel | Female Founder | Alcohol & Vice | Food & Beverage | Retail

Highlights

Notable Angel

Raised $25k or more from a notable angel investor

Fast Growth

Revenue growing 2X/yr for at least prior 6 months

| 1 | 100% YOY Revenue Growth; 222% in 2023 |

| 2 | 29 Top Tier Awards from Renowned National and International Beverage Competitions |

| 3 | Sold in over 1000 retailers around the country |

| 4 | Better-for-you ingredients; no artificial colors, flavors or preservatives |

| 5 | Led by a team of industry experts from Sheraton, Frito Lay, Room 33, etc. |

Featured Investors

 **EXPERT DOJO** 🔗

Invested $50,000 ⓘ

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Notable Investor
Expert DOJO is the most active international early-stage startup accelerator in Southern California.

"Expert Dojo's investment in Blind Tiger stems from our profound belief in their ability to craft an exceptional brand within the beverage sector. Their unique approach not only revolutionizes the non-alcoholic industry but also evokes a nostalgic essence of a pivotal era in American history, distinguishing their brand in a league of its own. Observing their journey closely, I've witnessed firsthand their dedication to excellence and ingenuity. Under the leadership of Rebecca Styn, the team i…"

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 **Ben Franklin Technology PArtners**

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benfranklin.org

"The Ben Franklin Technology Partners of Central & Northern PA (BFTP-CNP) has made 3 investments into Blind Tiger Spirit Free Cocktails. From the company's origination early in the pandemic, through today's strong distribution network onto 1,000 retail shelves as well as selling through the Fulfilled by Amazon program and their ecommerce Direct to Consumer sales capabilities, BFTP-CNP has observed, up close, Rebecca Styn's (Founder and CEO) grit and resourcefulness. Blind Tiger's entry…"

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 **Ford Mennel** in

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President at The Mennel Milling Company

"I don't invest in businesses; I invest in people. That is the reason I have invested 2x in Blind Tiger during its early stages. I've witnessed firsthand the dedication, innovation, and passion that drives the organization. The Founder's determination to overcome any obstacle and is unwavering in her pursuit of growing market share. What defines Blind Tiger is their ability to anticipate and adapt to market trends which have positioned them as leaders in the rapidly growing beverage sector. T…"

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 **Ice Angel Fund**

Invested $25,000 ⓘ

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The ICE Angel Investment Fund is designed to provide critical investments in start-up and early-stage small businesses from Northwest Pennsylvania and beyond.

"The ICE Angel Fund is a venture-returns focused investment group – supported by the Appalachian Investors Alliance – that unanimously voted to invest in Blind Tiger Spirit Free Cocktails, pending the company successfully raising an additional $250,000 of equity capital (a standard requirement for the ICE Angel Fund). Our unanimously approved investment reflects our confidence that the company will be able to raise the additional capital. Founded during the pandemic, Blind Tiger Spirit Free …"

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 **Arthur Martinucci**

Invested $5,000 ⓘ

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"I have decided to invest in Blind Tiger because I believe in the Company's leadership. I have known Rebecca Styn for more than 20 years and have personally witnessed the drive and vision that have produced success after success for her, through hard work, dedication, imagination, and—on occasion—sheer force of will. The most recent of these is Blind Tiger. Rebecca and her team have brought to market a truly sophisticated line of spirit-free cocktails that finally offer consumers real choice …"

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Our Team



Rebecca Styn Founder & CEO

Founder & CEO of Blind Tiger Spirit-Free Cocktails. Current valuation: $4.5M. Founder of Room 33 Speakeasy Restaurant; Ph.D. in Leadership; 25 years experience in hospitality, marketing, and advertising.



Rob Mahrt CFO

15+ years financial experience working with Booz Allen Hamilton and the federal government. Rob is also a co-founder of a multi-million dollar AgTech startup, M3 Technologies.



Ron Manna Vice-President, Sales

15+ years CPG and retail experience generating multi-million dollar in revenues for Wrigley and Frito-Lay.



Elizabeth Heffernan Product Development Manager

Over a decade of experience in mixology and corporate hospitality.

Welcome back to the Roaring '20s!



BLIND TIGER
SPIRIT *free* COCKTAILS

Founder Rebecca Styn, Ph.D.
Rebecca@blindtigerspiritfree.com
814.881.9791
www.blindtigerspiritfree.com

THE IMPETUS

2017: FOUNDED ROOM 33 SPEAKEASY
2020: COVID CHALLENGES
2021: BLIND TIGER LAUNCH

ROOM speakeasy

BLIND TIGER

In 2017, I opened a speakeasy in Erie, PA, that became known for its craft cocktails. In March 2020, we were mandated to takeout only

because of the pandemic. Although 90% of our sales came from the bar, we couldn't legally sell alcohol to go. However, we refused to close our doors, so we started crafting non-alcoholic versions of our cocktails to keep ourselves afloat.



PROBLEM
HEALTHIER ALTERNATIVES
60%+ of consumers prioritize better-for-you benefits when choosing beverages
MARKET DEMAND
43% of millennials seek no- and low-alcohol alternatives
LIMITED OPTIONS
Only 3% of the beverage market offers no- and low-alcohol options
IWSR, Nielsen BEV NON-ALC/ALC
BLIND TIGER

Today, 60% of US consumers actively seek better-for-you benefits in all beverages, and 43% of millennials opt for more non-alcoholic alternatives over traditional spirited drinks. However, according to the IWSR, only 3% of the beverage market offers no- and low-alcohol options.



SOLUTION
Blind Tiger Spirit-Free Cocktails are:
• All-Natural
• Better-For-You
• Rich & Complex
• Prohibition-era mystique
• A Sophisticated Beverage Experience
Ensuring everyone feels a "part of the occasion."



Blind Tiger Spirit-Free Cocktails create all-natural, spirit-free adult beverages that capture the complexity of classic cocktails while invoking the mystique of the Prohibition era. We aim to provide a sophisticated beverage experience that stands on its own or serves as an effortless mixer, ensuring everyone feels a "part of the occasion."



PRODUCT

Classic Prohibition-Era Cocktails

- Bee's Knees, Mojito, Ward 8, Mimosa & Lavender French 75
- 26 Prestigious Beverage Awards
- Mixologist-Curated
- Ready-to-Drink or Mix

Our non-alcoholic beverages recreate classic Prohibition-era cocktails, including the Bee's Knees, Southside Mojito, Ward 8, Sidecar Mimosa, and Lavender French 75. Blind Tiger has earned 26 prestigious beverage competition awards, including four double gold medals from the San Francisco World Spirits Competitions. These curated recipes can be enjoyed over ice for a non-alcoholic version or a spirit added to make the traditional cocktail.



TARGET MARKET

Non-alcoholic products saw


B2B
CONSUMERS
Abstainers
Millennials
Generation-z
BUSINESS STRATEGY
National Grocery
Specialty Retailers
Distributors
PARTNERSHIPS
Mother's Against Drunk Driving (MADD)
Advocacy Groups
19%
increase in sales.
*Nielsen BEV * IWSR Drink Markets Analysis
BLIND TIGER

Our target market includes not only alcohol abstainers but also millennials and Gen Z consumers seeking healthier yet sophisticated and authentic lifestyle options. Our strategy is to reach consumers through national grocery, natural retailers and beer, wine, and spirit distributors. We're also looking to grow strategic partnerships with advocacy groups such as Mothers Against Drunk Driving and groups driving community and social inclusion. Our strategy capitalizes on data from Nielsen reporting non-alcoholic products saw a 19% increase in sales in 2022.


LOW & NO-ALCOHOL MARKET
$1.8 Trillion*
TAM
$936MM
SAM
$19MM
SOM
*Insight Partners
BLIND TIGER

According to The Insight Partners, The Total Addressable market in the low and no-alcohol beverage industry is 1.8 trillion dollars. Based on our Target Market, our serviceable available market (SAM) is $936MM. Our SOM assumes 2% of the market, or just under $19MM.


GO-TO MARKET
Retail & Distribution
• Promotional opportunities & Demos
• Direct advertising
Direct-to-Consumer
• Blind Tiger Website, Wholesale & Partner Sites
• Amazon (FBA)
• Brand Awareness: Social media/Influencers
• Loyalty Program
SPROUTS FARMERS MARKET
Total Wine & MORE
giant eagle
Wegmans
HomeGoods
LET THE GOOD TIMES ROAR
BLIND TIGER
BEER
BLIND TIGER

Today, we are in 1,000 retailers nationwide, including Sprouts, HomeGoods, and Wegmans. We support these partnerships through promotional opportunities, demos, and direct advertising. Our direct-to-consumer channels include our website, wholesale sites, and Amazon, through which we utilize influencers and social media ads to increase brand awareness. We currently provide subscribers with free shipping and discounts, and we're developing a loyalty program to provide deeper discounts, early access to new varietals, and invitations to exclusive events.


PRODUCT ROADMAP
Wegmans
SPROUTS FARMERS MARKET
2024
Non-Alcoholic
Reduced sugar
New Flavor
2025
TOURISM
Cruise Ships
Airlines & Stadiums
2025-27
Q3 2024
LINE EXPANSION
Alcohol RTD
BEE'S KNEES
MOJITO
MARGARITA
2025-27
Retailers &
Distributors-


Midwest
BLIND TIGER

In the coming year, we will focus on strengthening our partnerships with current retailers like Wegmans & Sprouts, and our statewide distribution partners. While our primary focus remains on non-alcoholic offerings, we're capitalizing on the goodwill of our growing brand and the rising demand for lower alcohol RTDs. In quarter three of 2024, we will launch a 3 SKU, low-alcohol 5% ABV line expansion in Michigan. We're starting with a Bee's Knees Gin Cocktail, a Vodka Mojito, and a Tequila Lavender Margarita.

Future innovation includes a reduced-sugar and Manhattan varietal to our non-alcoholic line in early 2025.

In the next 2-5 years, we aim to increase our presence through distribution partners and retailers in northwest and midwest and expand to tourism opportunities on cruise ships, airlines, and stadiums.


WHY NOW?
2023 GROWTH (VOLUME)
• Non-Alcoholic Market +5%
• Spirit-Based RTD +11.4%
CONSUMER TRENDS
• Quality Ingredients
• Innovative Flavors
• Lower ABV: 4-7%
• Spirit Rankings: Vodka - 50% Tequila - 43%
IMPERIAL BEVERAGE
FOCUS
• Established distributor
• 2022-23: 2,500 cases sold
• Experienced reps & existing retailers
• E-commerce
BevSource / Spirits Business
BLIND TIGER

In 2023, while the non-alcoholic market grew by +5% in volume the RTD market surged by 11.4%, driven by consumer demand for high quality, innovative flavors, and lower alcohol content. Based on BevSource, vodka and tequila are the most popular spirits, influencing

our recipe focus. Partnering with our established Michigan distributor, Imperial Beverage, who has sold 2500 cases of our current line over the past two years, we'll utilize the same experienced reps and existing retail relationships to launch these new varietals. This line extension will only be focused on Michigan as a test and potentially e-commerce to capture our existing DTC customers and inform future markets.



Forward-looking projections cannot be guaranteed.

Our gross margins are currently 45-50%. By expanding our retail and restaurant footprint through national, mid-size, and statewide distributors, we project revenues of $1 mm, or over 23,000 cases sold compared to 8,000 last year and $15 million by 2027.




RETAIL & DISTRIBUTION
REVENUE MODEL
2025
Reach profitability in Q1
BLIND TIGER

Forward-looking projections cannot be guaranteed.

In 2023, our revenue more than doubled due to distribution and retail growth through three packaging options and five varieties for 13 SKUs.

Based on our year-over-year growth for our current products, we are projecting a 300% increase in unit production in 2024. Through economies of scale, we will increase margins by 10-15%. This year, we expect to sell 1500 cases of our RTD canned cocktail line, generating $75,000+ in revenue at 45-50% margins.

We will streamline packaging options and are poised to achieve profitability by Q1 of 2025.


RTD LAUNCH STRATEGY
BEE'S KNEES
BRIGHT LEMON AND PURE HONEY WITH GIN.
LAVENDER MARGARITA
Sparkling
BRIGHT & BUBBLY LEMON, LAVENDER AND TEQUILA.
READY-TO-DRINK COCKTAIL
Sparkling Southside
MOJITO
REFRESHING MINT, LIME, AND VODKA.
≥ $75K REVENUE GOAL
If Michigan RTD launch meets/exceeds $75k goal in 1st year:
Expand e-commerce
Launch Massachusetts 2025
Additional marketing investment: 10-15% budget
Profitability target Q1 2026
Future expansion focused on profitability
< $75K REVENUE GOAL
If RTD launch falls short of revenue goals:
Refocus on non-alcoholic line
Aim for profitability by Q3 2025
BLIND TIGER

If our RTD launch in Michigan reaches or surpasses our $75,000 goal within its first year, we will expand our e-commerce presence and enter Massachusetts the following year, leveraging an existing distributor

partnership. This expansion will require additional upfront marketing investment estimated to be 10-15% of our marketing budget, extending our profitability target to Q1 of 2026. Any future expansion of the alc RTD would be highly focused on entering profitably. Should the RTD launch fall short of revenue goals, we'll reassess and refocus solely on our non-alcoholic line to achieve profitability by the third quarter of 2025.

Our sales channels are currently at 25% e-commerce and 75% distribution/retail, with targeted stabilization at 40% and 60%. Our current e-commerce and online wholesale customer re-order rate is 25%, which aligns with the industry average.


TEAM
REBECCA STYN, PH.D.
FOUNDER & CEO
25+ years in hospitality & marketing. Founded Room 33 Speakeasy; Ph.D. in leadership
LIZZY HEFFERNAN
PRODUCT DEVELOPMENT
Over 10 years experience in craft cocktail arena
RON MANNA
VP SALES
15+ years direct CPG generating multi-million revenues
ROB MAHRT
FINANCE
15+ years financial mgmt. background. Founder of multi-million AgTech Startup
Sheraton
Restaurant GROWTH
ROOM
FOX & HOUND BAR + GRILL
MARS WRIGLEY
FritoLay
Booz | Allen | Hamilton

As the CEO, I have over 25 years of experience in hospitality, marketing and sales. I hold a Ph.D. in entrepreneurial leadership and am the founder of Room 33, a speakeasy restaurant that has been in operation for over six years. Elizabeth Heffernan, Product Development Manager, has over ten years of experience in mixology. We recently hired a VP of Sales, Ron Manna, who has over 15 years CPG experience generating multi-million dollar revenues for Wrigley and Frito-Lay. Lastly, Rob, our part-time CFO, has over 15 years financial experience working with Booz Allen Hamilton and the federal government. He is also a co-

founder of a multi-million dollar AgTech startup and has been instrumental in sharing his financial expertise.



WELCOME BACK TO THE ROARING 20s!

REBECCA STYN, PHD.
814.881.9791
REBECCA@BLINDTIGERSPIRITFREE.COM

APPENDIX

BEE'S KNEES
Gold | RTD Magazine
Double Gold | San Francisco RTD Competition


NEWS

EDITORS TOP PICKS - BEST PRODUCTS FOR GIFTING –
FOOD & BEVERAGE MAGAZINE

CREATOR SAVOR WINS, LOSSES – GOERIE

FABI BEVERAGE AWARD WINNERS – RESTAURANT BUSINESS

BLIND TIGER TAKES HOME 50K GRAND PRIZE – YOURERIE

25 BEST NON-ALCOHOLIC DRINKS FOR MEN – MEN'S
JOURNAL

10 BEST COCKTAIL MIXERS – USA TODAY

MENU TRENDS AT NATIONAL RESTAURANT SHOW –
RESTAURANT BUSINESS


AWARDS

Double Gold | San Francisco World Spirits
Platinum | Ascot Awards
Double Gold | Pr%f Awards
Chilled 100 Bartender's Seal of Approval 90pts
Silver | World Alcohol Free Awards

LAVENDER FRENCH 75
Gold | RTD Magazine
Gold | Pr%f Awards

SOUTHSIDE
Platinum | RTD Magazine
Silver | San Francisco RTD Competition
Bronze | San Francisco World Spirits
Gold | Ascot Awards
Silver | Pr%f Awards
Chilled 100 Bartender's Seal of Approval 88 pts

SIDECAR
Silver | San Francisco RTD Competition
Silver | San Francisco World Spirits

WARD 8
Double Gold | San Francisco RTD Competition
Double Gold | San Francisco World Spirits